September 24, 2009

Chambre Malone, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:                             Spherix Incorporated

Registration Statement on Form S-3

Filed August 25, 2009

File No.  333-161531

Dear Ms. Malone:

We are in receipt of your letter dated September 18, 2009 providing comments on the referenced filing for Spherix Incorporated (the “Company”).

We are concurrently filing via EDGAR Amendment No. 1 to Form S-3, and for the convenience of the staff of the Securities and Exchange Commission (the “Staff”), we are providing a fax copy of this letter and a marked copy of Amendment No. 1.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses.

Calculation of Registration Fee

1.                                      We note your reference to debt securities in footnotes (4) and (6) and on page 17.  Please tell us why you have not included such debt securities in the table, or alternatively, revise to omit these references.

The references to “debt securities” have been omitted throughout the registration statement.

Outside Cover of Prospectus

2.                                      Please revise to set forth the calculation of the aggregate market value of your outstanding voting and nonvoting common equity, as required pursuant to Instruction 7 to General Instruction I.B.6. of Form S-3.

The calculation of the aggregate market value has been included.

Exhibit 5.1

3.                                      Please confirm your understanding that an updated opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered

6430 Rockledge Drive, Suite 503
Bethesda, MD 20817
Tel: (301) 897-2540
Fax: (301) 897-2568
www.spherix.com

in this filing.  See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

We confirm that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered no later than the closing date of the offering of the relevant securities.

4.                                      Please clarify in the first paragraph that Baxter, Baker, Sidle, Conn & Jones, P.A. has acted as counsel to the company.

The opinion letter has been modified.

5.                                      Please revise paragraph 1 on page 2 to include the rights associated with the common stock.

The opinion letter has been modified.

6.                                      Please revise to also opine on the legal, binding obligations of the company with respect to the Units.

The opinion letter has been modified.

7.                                      Please revise to make clear that the opinion covers the Delaware General Corporation Law as well as all Delaware statutory provisions of law and any reported judicial decisions interpreting these laws.

The opinion letter has been modified.

8.                                      Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act.

The opinion letter has been modified.

9.                                      The opinion does not contain a signature.  Please have counsel revise its opinion accordingly.

The opinion letter has been modified.

Exhibit 23.2

10.                               Please file a revised consent that includes both the name and signature of the independent registered public accountant firm.  See Item 601(b)(23) of Regulation S-K.

The consent has been modified.

In connection with responding to the Staff’s comments in the September 18, 2009 letter, the Company acknowledges and agrees that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;  and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that the foregoing adequately responds to your correspondence and questions.  Please direct your questions or comments to James E. Baker, (410) 385-8122.

Very truly yours,

/s/ Claire L. Kruger
Claire L. Kruger
CEO
Spherix Incorporated

cc:           James E. Baker, Jr., Esquire